Janice R. Fukakusa Chief Administrative Officer & Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-1896 Fax.: (416) 974-0400 janice.fukakusa@rbc.com

June 18, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes, Assistant Director
Ms. Lindsay McCord
Mr. Kevin W. Vaughn

RE:	Royal Bank of Canada
Form 40-F for the fiscal year ended October 31, 2011 filed December 2, 2011
Form 6-K for the quarter ended January 31, 2012 filed March 1, 2012
SEC File No. 001-13928

We received your comment letter dated May 22, 2012 in connection with your review of our supplemental response dated April 25, 2012, our Annual Report on Form 40-F for the fiscal year ended October 31, 2011, and our Report to Shareholders for the quarter ended January 31, 2012 furnished under cover of Form 6-K. For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.

All page and note references in our response pertain to our 2011 Annual Report unless otherwise noted. In addition, all dollar amounts are Canadian dollars unless otherwise noted.

Form 40-F for the Fiscal Year Ended October 31, 2011

General

1.	You state in response to comment one in our letter dated March 28, 2012, that you terminated the provision of financial services to Iranian financial institutions in February 2010. You also state that you processed payments to a Canadian client from IRISL, an Iranian entity in the Specially Designated Nationals List maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, or entities controlled by IRISL, until August 2009. Finally, you state that you continue to maintain certain accounts for the Iranian embassy in Canada.

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

Please discuss the materiality of your activities related to Iran during the last three fiscal years and the subsequent interim period, and whether those activities constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the referenced periods. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

In our view, our activities relating to Iran during the last three fiscal years and the subsequent interim periods are not material to us and do not constitute a material investment risk for our security holders.

From a quantitative perspective, revenue from these activities was nominal representing less than 0.001% of RBC’s total revenue over the period. In particular, revenue from the services we continue to provide to the Iranian Embassy in Canada (the “Iranian Embassy”) amounted to $7,500 in the six months ended April 30, 2012 and $18,800 in fiscal 2011 ($44,400 in fiscal 2010 and $78,600 in fiscal 2009), and we do not anticipate any material change to the current level of revenue going forward. These figures are insignificant in relation to our total revenue (less than 0.001%) and in relation to revenue in the relevant reporting segment, Capital Markets (less than 0.001%), in each of those fiscal years. Assets and liabilities associated with our relationship with the Iranian Embassy are insignificant to our financial position.

From a qualitative perspective, in our view we have been in compliance with all applicable economic sanctions legislation throughout the three most recent fiscal years and to date in fiscal 2012. We have a very robust anti-money laundering compliance program and as noted in our response letter dated April 25, 2012 (the “response letter”), where we have detected potentially prohibited activity by our clients or their counterparties we have taken the necessary steps to ensure we remain in compliance with relevant legislation. Other than the services we provide to the Iranian Embassy, we currently provide no direct or indirect services to the Government of Iran or any Iranian financial institutions.

As discussed in our response letter, we maintain certain non-U.S. dollar denominated accounts for the Iranian Embassy in Canada for general banking activities of the embassy and disbursements relating to expenses for Iranian students studying in Canada. These accounts are subject to our standard monitoring and scanning procedures designed to ensure compliance with applicable law. These services to the Iranian Embassy are permitted by Canadian law and are types of services that may benefit from specific licenses from OFAC authorizing (1) U.S. persons to provide services to the Iranian Government Missions in the United States and (2) non-commercial remittances between the United States and Iran. We do not think that our provision of services to the Iranian Embassy in accordance with applicable laws, which are similar to U.S. laws in this regard, would be viewed as problematic by a reasonable investor.

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

Based on the quantitative and qualitative factors outlined above, we have concluded that our activities related to Iran are not material and do not constitute a material investment risk for our security holders and that no disclosure related to these activities is required in our continuous disclosure record.

Form 6-K filed on March 1, 2012

Exhibit 99.2 – First Quarter 2012 Report to Shareholders

Liquidity and Funding Management, page 27

2.	We note your disclosure on page four that funding costs for financial institutions remain under pressure although there are coordinated efforts by global central banks to provide additional liquidity. We also note your liquidity and funding management disclosures beginning on page 52 of your Form 40-F for the fiscal year ended October 31, 2011. In that section of your Form 40-F you state that you have segregated portfolios of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures and that these portfolios are subject to minimum asset levels and strict eligibility guidelines to maximize ready access to cash in emergencies including their eligibility for central bank advances. In future filings, for purposes of providing greater transparency to the reader, please expand your disclosure on the contingency liquidity plan and address the following:

a.	More clearly identify, discuss, and quantify the sources of liquidity that you routinely access and utilize.

b.	Separately also identify and discuss the sources of liquidity that you expect will be available and accessible to you in stressed periods when certain other liquidity sources may become less available to you.

c.	Quantify the amount of assets in the segregated portfolios of contingency liquidity assets as of period end as well as the average amount outstanding during the period, and more clearly identify the parameters for assets to be included in these portfolios.

Beginning with our 2012 annual MD&A, we will expand our Liquidity and Funding Management discussion to incorporate the information you have requested. Set out below is a preliminary draft of our proposed disclosure based on our 2011 annual MD&A although we have not included the 2011 amounts for the new disclosure. The sections in our response correspond to those in your requests and the new wording has been underlined.

We acknowledge your request to provide the additional quantitative information on a quarterly basis, however, we propose to provide it initially in our 2012 annual MD&A and thereafter in our interim MD&A when material changes occur for the following primary reasons: the term funding disclosure is underpinned by multi-year transactions for which material quarterly fluctuations from a liquidity risk perspective are not likely; and, the volatility in our relationship deposits is also not material from a liquidity risk perspective. Where larger fluctuations may occur, for example in trading securities and related short term wholesale funding, these fluctuations do not materially affect our liquidity metrics because their liquidity profile is similar.

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

Please note that in Section C below, we propose to disclose the average of contingency liquidity assets outstanding during a period based on the month-end balances instead of the daily balances given that the size of these segregated portfolio of assets remain relatively stable throughout a quarter, with only minimal fluctuations.

a.  Funding strategy (2011 Annual Report, p. 53)

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position. Relationship-based deposits constitute XX% of total funding or $XX billion out of $YY billion as at October 31, 2011 and are the primary source of funding for retail loans and mortgages. Our main source of funding for highly liquid assets consists of short term wholesale funding, comprising unsecured and secured (repurchase agreements and short sales) liabilities, and respectively represented X% and Y% of total funding or $XX billion and $YY billion as at October 31, 2011. Long term wholesale funding is mostly utilized to fund less liquid wholesale assets.

Our wholesale funding activities are well diversified by geographic origin, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to constantly monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions. We operate longer-term debt issuance programs in Canada, the U.S., Europe, Australia and Japan, including the following registered programs: U.S. Registered (US$25 billion authorized limit), European Medium Term Notes (US$40 billion), Canadian ($15 billion), Samurai and Uridashi (JPY 1 trillion), Covered Bond (EUR 15 billion) and Golden Credit Card Trust ($10 billion). We also raise long term funding using Canadian Deposit Notes, Kangaroo Bonds (issued in the Australian domestic market by foreign firms), Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms), National Housing Act Mortgage-Backed Securities and Canada Mortgage Bonds. We continuously evaluate expansion into new markets and untapped investor segments against relative issuance costs since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. Our current long term debt profile is well diversified by geography of issuance with Canada at XX%, U.S. at YY% and Europe and Asia at ZZ%. We are also well diversified by type of long term funding products with unsecured funding at WW%, Covered Bonds at XX%, Credit Card Securitization at YY% and MBS sales, including NHA MBS and Canadian Mortgage Bonds, at ZZ%.

Maintaining competitive credit ratings is also critical to cost-effective funding.

b.  Contingency liquidity risk (2011 Annual Report, p. 52)

Contingency liquidity risk management assesses the impact of and our intended responses to sudden stressful events. Our liquidity contingency plan, maintained and administered by Corporate Treasury, guides our actions and responses to liquidity crises. The Liquidity Crisis Team, consisting of senior representatives with relevant subject matter expertise from key business segments and Corporate Support,

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

contributes to the development of stress tests and funding plans and meets regularly to assess our liquidity status, conduct stress tests and review liquidity contingency preparedness.

Our stress testing exercises, which include elements of scenario and sensitivity testing, are based on models that measure our potential exposure to global, country-specific or RBC-specific events (or a combination thereof), consider both historical and hypothetical events and cover a nine week period consistent with our key tactical liquidity risk measure and our view of the most critical time span for such events. Different levels of severity are considered for each type of crisis. Key tests are run monthly, while others are run quarterly. The frequency of review is determined by considering a combination of likelihood and impact.

In a crisis, actions would be taken to enhance liquidity by limiting cash and collateral outflows and by accessing new sources of liquidity and funding; for example, through sales of liquid assets and securitization and/or sales of core assets. As well, in light of our current credit ratings and well-developed market relationships and access, it is expected that even under extreme but plausible scenarios, we would continue to be able to access wholesale funding markets, albeit possibly at reduced overall capacity, higher costs and for shorter average maturities.

Liquid assets comprise XX% of our total assets and include cash, reverse repos and securities. Of the total liquid assets of $XX billion, $YY billion are highly liquid, consisting predominantly of Canadian, U.S. and Other OECD government securities and cash equivalents. Refer to Note 3 of our 2011 annual audited consolidated financial statements for the balances of these securities by level of government. The remaining are mostly hedged equities and high grade corporate debt with good market liquidity and secured funding markets. The securitization of RBC’s own assets is discussed on page 64 of our 2011 Annual Report and Note 5 to our 2011 annual audited consolidated financial statements.

While we also have potential access to various normal course and emergency central bank lending facilities in Canada, the U.S. and Europe, such facilities are not considered a source of funding in our contingency planning for scenarios identified as extreme but plausible.

After reviewing test results, the liquidity contingency plan and other liquidity and funding risk management practices and limits may be modified accordingly. The risk of more prolonged crises is addressed through our measures of structural liquidity risk that assume a stressed environment.

c.  Contingency liquidity risk, continued (2011 Annual Report, p. 53)

Our liquid assets are primarily a diversified pool of highly rated and liquid marketable securities and include segregated portfolios (in both Canadian and U.S. dollars) of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures (such as deposit erosion, loan drawdowns and higher collateral demands), that have been sized through models we have developed or by the scenario analyses and stress tests we conduct periodically. These portfolios are subject to minimum asset

Ms. Hayes, Ms. McCord and Mr. Vaughn

U.S. Securities and Exchange Commission

quality levels and, as appropriate, other strict eligibility guidelines (e.g., maturity, diversification and eligibility for central bank advances) to maximize ready access to cash in emergencies. Examples of assets held in these portfolios include U.S. and Canadian federal government treasury bills and bonds, U.S. Agency bonds, U.S. and Canadian government guaranteed and sponsored entity bonds, other highly rated foreign sovereign bonds and their guaranteed debt, supranational bonds and Canadian provincial bonds. As at October 31, 2011, we held $XX billion in U.S. dollar and $YY billion in Canadian dollar contingency liquidity assets, respectively. Based on month-end averages, the amounts were $XX billion and $YY billion, respectively, for the quarter ended October 31, 2011. We also held a derivatives pledging liquid asset buffer of US$ZZ billion as at October 31, 2011 to mitigate the volatility of our net pledging requirements for derivatives trading. This buffer averaged US$ZZ billion during the quarter ended October 31, 2011. On October 31, 2011, Contingency Liquidity Assets totalled US$XX billion and $YY billion while the derivatives pledging liquid asset buffer was $ZZ billion. These assets represent a small portion of the total pool of liquid assets on our balance sheet, which would also be available during times of crisis as sources of liquidity, either via outright sale or using them to obtain secured funding, whether these other liquid assets are held as supplemental liquidity resources for more normal business conditions, or for investment or trading purposes.

If you have any questions regarding our responses, please contact Rod Bolger, RBC’s Senior Vice President, Finance and Controller, at 416-974-0729, or me.

Yours truly,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

cc:	V. L. Young, Chairman, Audit Committee of the Board
G.M. Nixon, President and Chief Executive Officer
D.R. Allgood, Executive Vice President and General Counsel
R. Bolger, Senior Vice President, Finance and Controller
L.F. Mezon, Chief Accountant
R. Nunn, Partner, Deloitte & Touche, LLP
D.R. Crawshaw, Sullivan & Cromwell LLP
D.J. Toumey, Sullivan & Cromwell LLP